January 31, 2007

Room 4561

Mr. Michael J. Saylor
Chairman, President and Chief Executive Officer
Microstrategy Incorporated
1861 International Drive
McLean, VA 22102

      Re: Microstrategy Incorporated
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 10, 2006
               File No. 000-24435

Dear Mr. Saylor:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

               Very truly yours,

               Brad Skinner
               Accounting Branch Chief